RMS

17005633

SEC Mail Processing Section FEB 24 2017 Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield, Titus, and Donnelly, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael George 201-217-8055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 West Mount Pleasant Avenue, Suite 3310 (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMB RC

OATH OR AFFIRMATION

I, Edward J. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hartfield, Titus & Donnelly, LLC

Signature

General Counsel/Chief Compliance Officer

Title

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)
DECEMBER 31, 2016

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hartfield, Titus & Donnelly, LLC

We have audited the accompanying consolidated statement of financial condition of Hartfield, Titus & Donnelly, LLC as of December 31, 2016. This consolidated financial statement is the responsibility of Hartfield, Titus & Donnelly, LLC's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 23, 2017

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 1,390,806
Receivable from broker-dealers	1,318,985
Deposits with clearing houses	600,095
Investment in limited liability company	120,000
Member loans	332,346
Due from related party	958
Prepaid expenses and advances	58,961
Property and equipment, net	265,826
Cash surrender value of officers' life insurance, net of loans of $318,398	362,207
Security deposits	159,276
TOTAL ASSETS	$4,609,460

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,655,779
Other taxes payable	20,201
Deferred rent	372,630
Other liabilities	723,760
Total liabilities	2,772,370
Commitments and contingencies (Notes 6, 7, 9 and 10)	
Members' equity:	
Voting	1,150,540
Non-voting	686,550
Total members' equity	1,837,090
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 4,609,460

See accompanying notes to consolidated statement of financial condition.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC ("Hartfield) was formed as a limited liability company in the state of New Jersey. The Company serves the investment community principally as a broker of municipal securities, corporate bonds and U.S. Government Securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC"). The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Hartfield's operations also include the results from Munibrokers, LLC, ("Munibrokers") a wholly-owned subsidiary offering information and support services to other fixed income brokers, dealers and other institutional clients.

As limited liability companies, the members are not liable for the debts, obligations, or liabilities of the entities, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Principles of Consolidation

The consolidated statement of financial condition include the accounts of Hartfield and Munibrokers (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis (generally the third business day following the transaction date), with related commission income and expenses reported on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Investment in Limited Liability Company

The Company accounts for its investment in a limited liability company under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such investee company is not included in the consolidated statement of financial condition or the consolidated statements of income and changes in members' equity. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts on the cost method were not impaired as of December 31, 2016.

Income Taxes

As a limited liability company, Hartfield is treated as a partnership for federal and state income tax purposes. Additionally, as a single member limited liability company, Munibrokers does not file a tax return. Rather, its activities are included on the partnership's tax returns of Hartfield. Accordingly, no provision has been made for income taxes in the accompanying consolidated statement of financial condition, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Certain states impose LLC franchise fees. Hartfield files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, Hartfield is no longer subject to federal and certain state tax examinations by taxing authorities for years before 2013, and is no longer subject to tax examinations by the New Jersey taxing authority for years before 2012.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU will replace most existing revenue recognition guidance in US GAAP, including industry specific guidance, when it becomes effective. This new guidance is effective for years beginning after December 15, 2018. The Company is evaluating the effect that ASU 2014-09 will have on its statement of financial condition and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right-of-use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its consolidated statement of financial condition and related disclosures, but has not yet determined the timing of adoption.

Subsequent Events

The Company has evaluated events occurring after the date of the consolidated statement of financial condition for potential recognition or disclosure in its consolidated statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated statement of financial condition.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2016, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

NOTE 3. DEPOSIT WITH CLEARING HOUSE

The Company entered into an agreement with Hilltop Securities, Inc. ("Hilltop") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum interest-bearing deposit in the amount of $600,000.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016, consisted of the following:

Equipment	$	417,490
Leasehold improvements		353,512
Furniture and fixtures		78,757
		849,759
Less: accumulated depreciation		(583,933)
Property and equipment, net	$	265,826

NOTE 5. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2016.

NOTE 6. RELATED-PARTY TRANSACTIONS

Consulting Agreements

The Company entered into agreements with two voting members to provide consulting services to the Company. The consulting expenses under these agreements amounted to $450,000 for the year ended December 31, 2016.

The Company entered into an agreement with a former non-voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $100,000 for the year ended December 31, 2016.

The Company entered into an agreement with a non-voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $250,000 for the year ended December 31, 2016.

Loans to Members

The Company has, from time to time, advanced funds to its members. These loans were unsecured, non interest-bearing, and due on demand.

Due from Related Party

Periodically, the Company pays expenses on behalf of an affiliated entity. At December 31, 2016, the balance due from an affiliate for the reimbursement of such expenses totaled $958.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results of operations, or liquidity, over and above any previously accrued amounts.

The Company is subject to various legal proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition.

Loan Guarantee

In connection with the purchase of non-voting units of the Company, certain new members obtained financing with a financial institution. All obligations under the financing agreements with the financial institution are guaranteed by each of the voting members and the Company and are secured by a first priority lien on the life insurance policy of one of the voting members. At December 31, 2016, the outstanding loan obligations were current and totaled $38,755. In addition, the Company is required to maintain a minimum members' equity of $1,000,000 as stated in the financing agreement.

Market Data Information Agreement

The Company had a Data Acquisition Agreement (the "Agreement") with a research company. The Agreement, was terminated as of April 1, 2016. In accordance with the Agreement, the Company provided information as described in the Agreement to the research company, granting them a non-exclusive license to use such material in developing data that they may offer to their customers. Fees earned under the Agreement during 2016 amounted to $55,000, which is included in other income.

Leases

The Company has several leases for equipment and office facilities under noncancelable operating leases expiring in various years through 2023. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	Equipment	Offices
2017	$ 63,553	$ 669,708
2018	4,254	651,276
2019	-	609,226
2020	-	576,229
2021	-	528,938
Thereafter	-	639,133
	$ 67,807	$ 3,674,510

NOTE 7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases (continued)

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes and other costs. Rent expense for the office facilities, including real estate taxes and other costs, amounted to $807,394 for the year ended December 31, 2016. Equipment rental expense was $83,000 for the year ended December 31, 2016.

Several of the Company's leases provide for periods of free rent and other lease incentives. Pursuant to FASB ASC 840, *Accounting for Leases*, the aggregate of the total minimum lease payments under the lease is being amortized on the straight- line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $24,247 at December 31, 2016.

NOTE 8. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the lives of one of its officers and the former president in the amount of $200,000 each. At December 31, 2016, loans payable to the insurance company in the amount of $318,398, bearing interest at a rate of 7% per annum, are collateralized by the cash value of the policies.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2016, the Company had regulatory net capital of $868,417, which exceeded the Company's minimum net capital requirement of $175,313. The Company's percentage of aggregate indebtedness to net capital was 303% as of December 31, 2016.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop, which guarantees the transactions, while the remaining securities transactions are with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 11. INVESTMENT IN LIMITED LIABILITY COMPANY

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the SEC and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns a 9% interest in MBIS and accounts for its investment on the cost basis. The carrying value of the Company's investment at December 31, 2016, amounted to $120,000. Management has reviewed the value of the investment as of December 31, 2016, and has determined that no impairment has been sustained.